Exhibit 12

WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	5/31/2010	5/31/2009
Income before income taxes and minority interest	$2,643	$2,485
Add:
Minority interest	-	-
Fixed charges	808	733
Less: Capitalized interest	(9)	(12)
Earnings as defined	$3,442	$3,206

Interest expense, net of capitalized interest	$67	$60
Capitalized interest	9	12
Portions of rentals representative of the interest factor	732	661
Fixed charges as defined	$808	$733

Ratio of earnings to fixed charges	4.26	4.37